Filed by Focus Impact BH3 Acquisition Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact BH3 Acquisition Company
Commission File No.: 001-40868

The following article was published in Green Prophet on April 18, 2024:

XCF to lead sustainable aviation fuels in the US from feedstock to wing with plans to go public

Mihir Dange, CEO of XCF Global

How many leading environmentalists like Canada's David Suzuki have stopped flying to reduce their personal greenhouse gas emissions? He could just donate offsets and plant some trees. But aware consumers know that carbon offsets for flying a private jet or globe-trotting is controversial. The best way to travel sustainably is by reducing one's carbon footprint from the source, which is why SAFs- or sustainable aviation fuels made from biofuels -have been so appealing in energy markets.

US-based XCF Global Capital, is poised to make significant strides in bolstering America's SAFs industry with its latest move towards a going public through a special purpose acquisition company (SPAC).

Global Aviation Biofuel SAF Industry Research Report in 2024 estimates the market to reach $51.23 billion USD by 2028.

"At XCF, we see tremendous growth potential from SAF and renewables. We are very bullish on the sector," said Mihir Dange, CEO of XCF Global. "We live in an exciting time with so many compelling green energy platforms racing to reduce the globe's carbon footprint."

XFC Global Capital

"We are in the very beginning stages of SAF in the United States and XCF is committed to being a leader in this space. Our goal is to change the world for the better while delivering world class returns. We welcome strategic relationships and discussions with all the carriers in this industry and look forward to further defining this landscape."

Consider that US airlines such as Delta plan on replacing 10% of its jet fuel with SAFs by 2030, while United plans to purchase 10 million gallons of sustainable aviation fuel over the next two years.

European energy companies and Middle East oil and gas companies are already in the market:

Emirates Airline and Neste, a Finnish oil refining company, are supplying over 3 million gallons of blended Neste MY Sustainable Aviation Fuel this year through to 2025 as part of a pilot.

XCF Global aims to be a leading producer of SAFs with an initial annual production capacity of 38 million gallons following the acquisition of New Rise Renewables, which owns a flagship plant and adjacent site in Reno, Nevada.

XCF will be the only pure-play public SAF producer in the US market, with competition mainly coming from legacy crude oil providers.

What exactly is SAF?

Neste's SAF biofuel tested in Boeing Emirates flight in 2023

Sustainable aviation fuel is synthetic kerosene derived from non-food feedstocks such as waste oils and fats, green and municipal waste and non-food crops. SAF is able to recycle CO2 absorbed by biomass during its lifetime rather than injecting new carbon into the system, reducing emissions by up to 80%. It easily integrates with existing aviation infrastructure.

The market and appetite for SAFs is growing in the US: In September 2021, the US Government launched the Sustainable Aviation Fuel Grand Challenge, a partnership between the U.S. Departments of Energy, Transportation, Agriculture, and others to achieve full decarbonization in aviation by 2050. The aim is to scale up the production of SAF to 35 billion gallons per year by 2050, with an interim goal of at least three billion gallons per year by 2030.

The Biden Administration is expected to update its SAF policies and strategies any day now.

While it sounds like a dream of Daryl Hannah driving her El Camino by recycled chip truck oil back in 2003, the idea of biofuels from plants or biowaste isn't far-fetched at all: Studies by McKinsey and The

Vacationer note that 40% of consumers are willing to pay 2% more for carbon-neutral tickets, amounting to an average of $20 per $1,000 round-trip. About 80% of consumers say sustainable travel is important to them.

With an estimated billion passengers expected to travel by 2050, the demand for SAFs will be extraordinary and XCF seeks to address the aviation industry's burgeoning demand with an initial production capacity of 38 million gallons in 2024 and anticipates expanding to over 150 million gallons per year within the next 5 years - positioning the company to be a leading producer of SAF in North America.

XCF Global is based in New York and owns multiple facilities in North America. The company expects to rapidly scale by acquiring more strategically located, smaller-footprint sites and quickly converting them into SAF production facilities.

XCF recently acquired two strategic locations in Wilson, North Carolina and Ft. Myers, Florida. As blended fuel, XCF could produce over 200 million gallons of jet ready SAF from each of these four sites, or altogether nearly one billion gallons of blended SAF per year.

XCF recently announced a definitive business combination agreement to merge with Focus Impact BH3 Acquisition Co. (Nasdaq: BHAC), a publicly traded special purpose acquisition company, which is expected to result in a newly formed holding company ofXCF becoming publicly-listed. Read more about the opportunity here.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact BH3 Acquisition Company’s (“BHAC”) and XCF Global Capital, Inc.’s (“XCF”) expectations with respect to future performance and anticipated financial impacts of the business combination and the acquisitions of New Rise Renewables, LLC and New Rise SAF Renewables Limited Liability Company (collectively, “New Rise”), estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the business combination and the New Rise acquisitions and the timing of the consummation of the business combination and the New Rise acquisitions, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by BHAC and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the amount of redemptions by BHAC’s public stockholders in connection with the business combination; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the business combination or the New Rise acquisitions or with regard to the Company’s offtake arrangements; (4) the outcome of any legal proceedings that may be instituted against BHAC, XCF, Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of BHAC (“NewCo”) or others; (5) the inability of the parties to successfully or timely close the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination or that the approval of stockholders is not obtained; (6) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (7) the inability of XCF to successfully or timely consummate the New Rise acquisitions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination; (8) the ability to meet stock exchange listing standards following the consummation of the business combination; (9) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline, including the inability to launch operations in the New Rise plant in Reno, Nevada in the near future; (10) the risk that the proposed transactions disrupt current plans and operations of BHAC or XCF as a result of the announcement and consummation of the proposed transactions; (11) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (12) costs related to the proposed transactions; (13) changes in applicable laws or regulations; (14) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (15) the possibility that BHAC, XCF or NewCo may be adversely affected by other economic, business, and/or competitive factors; (16) the availability of tax credits and other federal, state or local government support (17) risks relating to XCF’s and New Rise’s key intellectual property rights; and (18) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of BHAC, dated October 4, 2021, and other filings with the SEC, including the registration statement on Form S-4 to be filed with the SEC by BHAC or a successor entity in connection with the transaction (the “Registration Statement”). If any of the risks actually occur, either alone or in combination with other events or circumstances, or BHAC’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that BHAC or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect BHAC’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this communication. These forward-looking statements should not be relied upon as representing BHAC’s or XCF’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. While BHAC or XCF may elect to update these forward-looking statements at some point in the future, BHAC and XCF specifically disclaim any obligation to do so.

Additional Information about the Proposed business combination and Where to Find It

In connection with the business combination, BHAC and XCF intend to prepare, and BHAC (or NewCo) intends to file with the SEC the Registration Statement containing a prospectus with respect to the securities to be issued in connection with the business combination, a proxy statement with respect to the stockholders’ meeting of BHAC to vote on the business combination and certain other related documents. Investors, securityholders and other interested persons are urged to read, when available, the preliminary proxy statement/prospectus in connection with BHAC’s solicitation of proxies for its special meeting of stockholders to be held to approve the business combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about BHAC, XCF and the business combination. When available, BHAC will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that BHAC will send to its stockholders in connection with the business combination. Once the Registration Statement is declared effective, copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by BHAC, XCF or a newly formed successor entity with the SEC, may be obtained, free of charge, by directing a request to Focus Impact BH3 Acquisition Company, 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

BHAC, NewCo and each of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies of BHAC’s stockholders in connection with the business combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of BHAC’s stockholders in connection with the business combination will be in the Registration Statement and the proxy statement/prospectus included therein, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of BHAC’s directors and officers in BHAC’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of BHAC for the business combination.

XCF and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of BHAC in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be included in the proxy statement/prospectus of BHAC for the business combination when available.

No Offer or Solicitation

This Current Report on Form 8-K relates to the business combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.